Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

April 8, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	North Asia Investment Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed March 21, 2008

File No. 333-148378

Dear Ms. Parker:

On behalf of North Asia Investment Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated April 2, 2008, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Sean Donahue of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Memorandum and Articles of Association, page 10

1.	We note your disclosure that “We view these provisions, which are contained in Sections 167 through 171 of our memorandum and articles of association, as obligations to our shareholders and will not take any action to amend or waive these provisions.” It appears that you do not reference the appropriate section of’ your articles. Please revise.

We have revised the disclosure on page 10 of the Registration Statement as requested.

Securities and Exchange Commission

April 8, 2008

Conditions to consummating our initial business combination, page 12

2.	In this section, in light of the requirement that your initial business combination must occur with target business(es) that collectively have a fair market value of at least 80% of the balance of the trust account, please discuss your “intention in every case to structure and consummate [y]our initial business combination in which approximately 35% of the public shareholders may exercise their conversion rights on a cumulative basis.” Based on reasonable assumptions, provide estimates of what the fair market value of the target(s) must be in order to satisfy the 80% test and the amount of funds you will have to consummate the business combination if close to 35% of the public holders exercise their conversion rights. Provide similar disclosure in all other applicable places in the prospectus, such as in the risk factor on page 29 entitled “The ability of our shareholders to exercise their conversion rights...”

We have revised the disclosure on pages 12, 30 and 75 of the Registration Statement as requested.

Directors and Executive Officers, page 89

3.	Please revise this section to eliminate any gaps or ambiguities with regard to time. For example, we note a gap in your description of Mr. Ill-Seob Han’s employment between March 2005 and April 2005. As another example, we note a gap in the description of Mr. Sang-Uh Han’s employment between December 2004 and April 2005.

We have revised the disclosure on pages 90 and 91 of the Registration Statement as requested. To the extent any gaps remain in the biographies of the Company’s officers and directors, please be advised that such gaps relate to the individual in question taking time off between positions. We do not believe such information is material to an investor and therefore have not included such information in the Registration Statement.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Thomas Chan-Soo Kang